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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9



                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                  ENDESA, S.A.
                            (Name of Subject Company)

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                                  ENDESA, S.A.
                      (Name of Person(s) Filing Statement)

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                 Ordinary shares, nominal value (euro)1.20 each

 American Depositary Shares, each representing the right to receive one ordinary share
                         (Title of Class of Securities)

                                   00029274F1
                      (CUSIP Number of Class of Securities)

                              Alvaro Perez de Lema
                    Authorized Representative of Endesa, S.A.
                           410 Park Avenue, Suite 410
                               New York, NY 10022
                                 (212) 750-7200

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:
                               Michael J. Willisch
                              Davis Polk & Wardwell
                            Marques de la Ensenada, 2
                               28004 Madrid, Spain
                                (34) 91 702 2680

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     The following press release was issued by Endesa, S.A. (the "Company" or
"Endesa") on September 6th, 2005. Endesa shareholders are urged to read Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Madrid, Spain.

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                   ENDESA HOLDS ANALYST PRESENTATION IN MADRID


New York, October 3rd, 2005.- Endesa (NYSE:ELE) would like to inform you that the following analyst presentation hosted today by Endesa's top management regarding its position to Gas Natural tender offer is available for download from its corporate website at www.endesa.es.